SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ˜

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

˜ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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October 26, 2018

VIA EDGAR

Ms. Lory Empie

Ms. Cara Lubit

Mr. Christopher Dunham

Mr. Michael Clampitt

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 360 Finance, Inc. (CIK No. No. 0001741530)
Response to the Staff’s Comments on

Amendment No. 2 to Draft Registration Statement on Form F-1
Confidentially Submitted on September 28, 2018

Dear Ms. Empie, Ms. Lubit, Mr. Dunham and Mr. Clampitt:

On behalf of our client, 360 Finance, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted to the Commission on September 28, 2018.

Securities and Exchange Commission

October 26, 2018

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter form the staff of the Commission (the “Staff”) dated October 10, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Challenges, page 7

1.                                      We note that your revision in response to comment 2 implies that you are already in compliance with the rules and regulations for the online consumer finance industry in China (i.e. “stay in compliance”). However, this conflicts with disclosure elsewhere that you are still adjusting your business model in response to new legal requirements and are not yet fully compliant with the requirements of relevant PRC laws and regulations. Please revise to address this apparent discrepancy. Furthermore, please revise your prospectus summary to disclose the material ways in which your operations are not currently in compliance with these regulations (e.g. the number of funding partners that have not adopted your new payment flow model and the proportion of your lending that this represents) and all potential material penalties for noncompliance (e.g. maximum fines or penalties and whether these may be aggregated if assessed on a per loan basis). Finally, please also disclose whether or not you may face penalties for past noncompliance even if you are successful in fully reforming your operations.

In response to the Staff’s comments, the Company has revised the disclosure on pages 10 of the Registration Statement.

Securities and Exchange Commission

October 26, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 99

2.                                      We note your Non-GAAP reconciliation for Adjusted Net Loss. Please revise your disclosures, here and elsewhere throughout the registration statement (e.g., pages 19, 89), to show the tax effect of the corresponding adjustment as a separate line item. Refer to Non-GAAP C&DI Question 102.11.

The Company respectfully submits to the Staff that the only adjustment to reconcile the Adjusted Net Loss to Net Loss — adding back share-based compensation — has no tax impact because share-based compensation expense is recorded at 360 Finance, Inc., a Cayman Islands entity, and Cayman Islands currently levies no taxes on operations of Cayman Islands companies. To clarify the fact of no tax impact, the Company revised disclosure on pages 21, 91 and 101 of the Registration Statement. Should there be any additional adjustment to Non-GAAP measures that has tax implications, the Company will provide the tax amount as a separate line item in Non-GAAP reconciliation.

Description of American Depositary Shares

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs, page 188

3.                                      We note your response to comment 8. Please revise your disclosure on page 190 to address whether the waiver of a trial by jury in the deposit agreement applies to claims under the federal securities laws. If the waiver applies to claims under the federal securities laws, please further disclose here and in your risk factors how the waiver impacts ADS holders and address any questions as to the enforceability of this provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the a provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comments, the Company has revised the disclosure on pages 64, 65, 192 and 193 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com, or Kevin Lin, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2196 or via email at kelin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures.

cc:                                Jun Xu, Chief Executive Officer, 360 Finance, Inc.

Jiang Wu, Chief Financial Officer, 360 Finance, Inc.

Peter X. Huang, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP